Global Partner Acquisition Corp II

200 Park Avenue 32nd Floor

New York, New York 10166

May 6, 2024

VIA EDGAR

Attention:	Nudrat Salik Michael Fay Jessica Ansart Lauren Nguyen

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Global Partner Acquisition Corp II
Amendment No. 2 to Registration Statement on Form S-4
Filed April 18, 2024
File No. 333- 276510

Ladies and Gentlemen:

This letter sets forth the response of Global Partner Acquisition Corp II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 3, 2024, with respect to the above referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Third Amendment. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4 Filed April 18, 2024

Proposal No. 1 - The Business Combination Proposal

Fairness Opinion of Enclave

Discounted Cash Flow Analysis, page 153

1.

We note your response to prior comment 12. Please revise your disclosure here to provide the information in your response concerning the type of financial and other information that Stardust Power provided to Enclave, which appear to have been material assumptions and information underlying the forecast derived by Enclave, as well as concerning the forecast period selected by Enclave.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 153 and 154 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 217

2.

In response to prior comment 16 you set forth the new issuance of shares is accounted for as part of the recapitalization since it would be carved out of the previously forfeited Class B Sponsor shares. It appears that the fair value of the shares to be issued from forfeited shares should be recorded as a pro forma expense since the shares are being issued by Global Partner Acquisition Corp II and the issuance relates to the Non- Redemption Agreements. Please explain to us in further detail the basis for your accounting, or provide a pro forma adjustment to account for the issuance of the shares as an expense related to the Non-Redemption Agreements.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and respectfully submits that we have added discussion in adjustments P and EE to reflect the impact of the purchase. Please see revised disclosure on pages 227, 228 and 231 of the Revised Registration Statement.

Business of Stardust Power

Financing

Incentives, page 279

3.

We note your response to prior comment 23 and your revised disclosure on page 281 that “the Company has submitted applications for grants under the Department of Defense, Defense Production Act and the Department of Energy Grant for Bipartisan Infrastructure Law 40207 (b) Battery Materials Processing and 40207 (c) Battery Manufacturing Grants Round II.” Please revise to also disclose the amount of funding, to the extent material, for which the company has applied pursuant to each grant and the anticipated timing of a decision for funding by each grant provider, to the extent known, to provide additional context for your potential sources of funding.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 285 and 286 of the Revised Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Peter Seligson of Kirkland & Ellis LLP at (212) 446-4756 or Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

GLOBAL PARTNER ACQUISITION CORP II

/s/ Chandra R. Patel
Name:	Chandra R. Patel
Title:	Chief Executive Officer

Enclosures

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Peter Seligson, P.C., Kirkland & Ellis LLP Billy Vranish, Kirkland & Ellis LLP